UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Box Ships Inc.

(Name of Issuer)

Common Share, $0.01 par value

(Title of Class of Securities)

Y09675102

(CUSIP Number)

Michael Nowacki

Nowacki Capital Management LLC

6155 Heisley Rd.

Mentor, OH 44060

440-488-6936

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y09675102	Page 2 of 16

(1)	NAMES OF REPORTING PERSONS Nowacki Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,043,864
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,043,864
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,864
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 31,230,715 shares outstanding as set forth in Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed July 15, 2014 (Registration No. 333-203928).

CUSIP No. Y09675102	Page 3 of 16

(1)	NAMES OF REPORTING PERSONS Nowacki Capital Management LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF,OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,043,864
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,043,864
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,864
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(1)
(14)	TYPE OF REPORTING PERSON (see instructions) OO,HC

(1)	Based on 31,230,715 shares outstanding as set forth in Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed July 15, 2014 (Registration No. 333-203928).

CUSIP No. Y09675102	Page 4 of 16

(1)	NAMES OF REPORTING PERSONS Nowacki Asset Management LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 394,903
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,903
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 31,230,715 shares outstanding as set forth in Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed July 15, 2014 (Registration No. 333-203928).

CUSIP No. Y09675102	Page 5 of 16

(1)	NAMES OF REPORTING PERSONS Michael Nowacki
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF,OO,PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 19,550
	(8)	SHARED VOTING POWER 2,043,864
	(9)	SOLE DISPOSITIVE POWER 19,550
	(10)	SHARED DISPOSITIVE POWER 2,438,767
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,317
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)
(14)	TYPE OF REPORTING PERSON (see instructions) IN,HC

(1)	Based on 31,230,715 shares outstanding as set forth in Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed July 15, 2014 (Registration No. 333-203928).

Preamble

This Schedule 13D supersedes the Schedule 13G filed on January 9, 2015, by Nowacki Partners LP (“Nowacki Partners”), Nowacki Capital Management L.L.C (“Nowacki Capital”), Nowacki Asset Management LLC (“Nowacki Asset”) and Michael Nowacki, relating to Common Shares, $0.01 par value, of Box Ships Inc. This Schedule 13D is being filed because the filing persons may no longer qualify to file on Schedule 13G. See Item 4 below.

ITEM 1. SECURITY AND ISSUER

This statement relates to Common Shares, $0.01 par value (“Common Shares”), of Box Ships Inc. (the “Issuer”). The principal executive office of the Issuer is located at 15 Karamanli Ave., GR 166 73, Voula, Greece

ITEM 2. IDENTITY AND BACKGROUND

(a) Names of Filers:

Nowacki Partners LP

Nowacki Capital Management LLC

Nowacki Asset Management LLC

Michael Nowacki

(b) Residence or business address:

The address of the principal business office of each filing person is 29525 Chagrin Blvd., Suite 301, Pepper Pike, Ohio 44122.

(c) Principal business or occupation:

Nowacki Partners is an investment fund. Nowacki Capital is the general partner of Nowacki Partners. Nowacki Asset is a registered investment advisor. Michael Nowacki is a registered investment advisor representative and chief executive officer of Nowacki Asset, whose address is listed in (b) above.

(d) During the last five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, none of the filing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) Citizenship:

Nowacki Partners LP-Ohio

Nowacki Capital Management LLC-Ohio

Nowacki Asset Management LLC-Ohio

Michael Nowacki-United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds used in purchasing the Common Shares were as follows:

Filing Person	Source of Funds	Amount of Funds
Nowacki Partners	Working Capital	$1,857,930.83
Nowacki Capital		0	(1)
Nowacki Asset	Funds under management	$384,301.16
Michael Nowacki	Personal Funds	$25,197.16	(1)(2)

Total		$2,267,429.15

(1)	As to shares with common beneficial ownership by Nowacki Partners, Nowacki Capital and Michael Nowacki, the amount excludes amounts paid by Nowacki Partners for its shares.
(2)	As to shares with common beneficial ownership by Nowacki Asset and Michael Nowacki, the amount excludes amounts paid by investment advisory clients of Nowacki Asset.

ITEM 4. PURPOSE OF TRANSACTION

The filing persons acquired their positions in the Common Shares in the belief that they were undervalued, and have subsequently held the Common Shares in the ordinary course of business, and not for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. The filing persons are interested in discussing with Issuer’s management, board of directors, and/or with third parties options relating to board composition, capital allocation, and any other strategies for shareholder value creation. Each of the filing persons continues to believe that the Common Shares are substantially undervalued.

Except as set forth in this Item 4, none of the filing persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Filers intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the filing persons may in the future, from time to time, dispose of some or all of the Common Shares beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Amount beneficially owned:

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	394,903
Michael Nowacki	2,458,317

Percent of class:

Nowacki Partners LP	6.5	%(1)
Nowacki Capital Management LLC	6.5	%(1)
Nowacki Asset Management LLC	1.3	%(1)
Michael Nowacki	7.9	%(1)

(1)	Based on 31,230,715 shares outstanding as set forth in Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 filed July 15, 2014 (Registration No. 333-203928).

Nowacki Partners LP owns directly the all Common Shares it beneficially owns. Nowacki Capital Management LLC and Nowacki Asset Management LLC own directly no Common Shares. Nowacki Capital Management LLC is the General Partner of Nowacki Partners LP. Pursuant to investment management agreements, Nowacki Asset Management LLC shares investment and voting power with respect to the securities held by certain clients. Michael Nowacki controls each of Nowacki Capital Management LLC and Nowacki Asset Management LLC, as Managing Member. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) Nowacki Capital Management LLC and Michael Nowacki are deemed to beneficially own the 2,043,864 Common Shares owned directly by Nowacki Partners LP (constituting approximately 6.5% of the Common Shares outstanding); and (ii) Nowacki Asset Management LLC and Michael Nowacki are deemed to beneficially own the 394,903 Common Shares owned by investment advisory clients of Nowacki Asset Management LLC (constituting approximately 1.3% of the Common Shares outstanding). Michael Nowacki individually owns directly 19,550 Common Shares through individual retirement accounts. Each of Nowacki Partners LP, Nowacki Capital Management LLC, Nowacki Asset Management LLC and Michael Nowacki disclaims the existence of any group with respect to the ownership of Common Shares.

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Nowacki Partners LP	0
Nowacki Capital Management LLC	0
Nowacki Asset Management LLC	0
Michael Nowacki	19,550

(ii) Shared power to vote or to direct the vote:

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	0
Michael Nowacki	2,043,864

(iii) Sole power to dispose or to direct the disposition:

Nowacki Partners LP	0
Nowacki Capital Management LLC	0
Nowacki Asset Management LLC	0
Michael Nowacki	19,550

(iv) Shared power to dispose or to direct the disposition:

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	394,903
Michael Nowacki	2,438,767

(c) Nowacki Partners acquired Common Shares on the dates and at the prices listed below in open market purchases through ordinary brokerage transactions.

Date	Quantity	Price Per Share
8/12/15	10,000	0.75
8/12/15	100	0.75
8/12/15	9,200	0.75
8/12/15	100	0.75
8/12/15	600	0.75
8/17/15	10,000	0.7227
8/17/15	100	0.7227
8/17/15	1,000	0.7227
8/17/15	100	0.7227
8/17/15	100	0.7227
8/17/15	3,100	0.7227
8/17/15	3,100	0.7227
8/17/15	100	0.7227
8/17/15	2,200	0.7227
8/17/15	200	0.7227
8/17/15	5,000	0.719974
8/17/15	100	0.7199
8/17/15	100	0.7199
8/17/15	100	0.7199
8/17/15	200	0.7196
8/17/15	200	0.7199
8/17/15	2,000	0.72
8/17/15	100	0.72
8/17/15	1,100	0.72
8/17/15	100	0.72
8/17/15	100	0.72
8/17/15	200	0.72
8/17/15	700	0.72
8/17/15	5,000	0.71997
8/17/15	200	0.72
8/17/15	1,900	0.72
8/17/15	500	0.7197
8/17/15	100	0.72
8/17/15	200	0.72
8/17/15	100	0.72
8/17/15	200	0.72
8/17/15	1,800	0.72
8/17/15	5,000	0.7196
8/17/15	100	0.71
8/17/15	100	0.71

Date	Quantity	Price Per Share
8/17/15	3,800	0.72
8/17/15	1,000	0.72
8/18/15	10,000	0.68835
8/18/15	500	0.679
8/18/15	500	0.679
8/18/15	500	0.679
8/18/15	8,500	0.69
8/18/15	10,000	0.68948
8/18/15	500	0.6801
8/18/15	100	0.6789
8/18/15	800	0.69
8/18/15	400	0.6901
8/18/15	100	0.6901
8/18/15	4,150	0.6901
8/18/15	800	0.6901
8/18/15	3,150	0.6901
8/21/15	10,000	0.609895
8/21/15	500	0.6087
8/21/15	1,000	0.6097
8/21/15	8,300	0.61
8/21/15	100	0.609
8/21/15	100	0.61
8/21/15	10,000	0.60926
8/21/15	100	0.6083
8/21/15	500	0.6093
8/21/15	100	0.6093
8/21/15	500	0.6087
8/21/15	500	0.6093
8/21/15	8,200	0.6093
8/21/15	100	0.6093
8/21/15	12,000	0.6098958
8/21/15	500	0.6087
8/21/15	100	0.609
8/21/15	1,100	0.61
8/21/15	100	0.61
8/21/15	100	0.609
8/21/15	3,600	0.61
8/21/15	200	0.609
8/21/15	200	0.609
8/21/15	100	0.61
8/21/15	6,000	0.61
8/21/15	10,000	0.61
8/21/15	61	0.61
8/21/15	9,800	0.61
8/21/15	39	0.61

Date	Quantity	Price Per Share
8/21/15	100	0.61
8/21/15	10,000	0.61
8/21/15	100	0.61
8/21/15	100	0.61
8/21/15	9,700	0.61
8/21/15	100	0.61
8/21/15	12,000	0.61
8/21/15	100	0.61
8/21/15	3,604	0.61
8/21/15	2,900	0.61
8/21/15	100	0.61
8/21/15	5,296	0.61
8/21/15	5,400	0.6099722
8/21/15	300	0.61
8/21/15	200	0.61
8/21/15	100	0.61
8/21/15	700	0.61
8/21/15	200	0.61
8/21/15	500	0.6097
8/21/15	200	0.61
8/21/15	500	0.61
8/21/15	204	0.61
8/21/15	700	0.61
8/21/15	1,796	0.61
8/28/15	1,000	0.65975
8/28/15	457	0.6596
8/28/15	43	0.6596
8/28/15	100	0.6599
8/28/15	300	0.6599
8/28/15	100	0.6599
8/28/15	4,000	0.6599
8/28/15	100	0.6599
8/28/15	700	0.6599
8/28/15	100	0.6599
8/28/15	3,100	0.6599
8/28/15	1,611	0.6599
8/28/15	100	0.6599
8/28/15	100	0.6599
8/28/15	1,411	0.6599
8/28/15	3,000	0.66
8/28/15	3,000	0.66
8/31/15	2,500	0.72978
8/31/15	500	0.73
8/31/15	500	0.7297
8/31/15	100	0.73

Date	Quantity	Price Per Share
8/31/15	200	0.728
8/31/15	1,000	0.73
8/31/15	200	0.73
8/31/15	2,950	0.7357458
8/31/15	100	0.7349
8/31/15	100	0.7349
8/31/15	100	0.7349
8/31/15	100	0.7349
8/31/15	100	0.7349
8/31/15	2,000	0.735
8/31/15	450	0.74
9/2/15	100	0.7
9/2/15	100	0.7
9/2/15	1,000	0.7
9/2/15	1,000	0.7
9/2/15	4,000	0.7
9/2/15	200	0.7
9/2/15	100	0.7
9/2/15	1,200	0.7
9/2/15	100	0.7
9/2/15	100	0.7
9/2/15	600	0.7
9/2/15	106	0.7
9/2/15	530	0.7
9/2/15	107	0.7
9/2/15	425	0.7
9/2/15	428	0.7
9/2/15	104	0.7
9/3/15	100	0.75
9/3/15	100	0.75
9/3/15	1,000	0.7454
9/3/15	300	0.735
9/3/15	100	0.749
9/3/15	100	0.75
9/3/15	400	0.75
9/3/15	100	0.75
9/3/15	3,000	0.7486433
9/3/15	100	0.73
9/3/15	300	0.75
9/3/15	100	0.73
9/3/15	100	0.7493
9/3/15	1,800	0.75
9/3/15	600	0.75
9/3/15	11,000	0.6971
9/3/15	9,600	0.6971

Date	Quantity	Price Per Share
9/3/15	1,400	0.6971
9/3/15	100	0.7
9/3/15	100	0.7
9/10/15	500	0.6471
9/10/15	200	0.6471
9/10/15	300	0.6471
9/10/15	1,000	0.647
9/10/15	300	0.647
9/10/15	700	0.647
9/11/15	4,000	0.6048875
9/11/15	300	0.6035
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	400	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	1,000	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	4,000	0.6129375
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	100	0.5975
9/11/15	100	0.605
9/11/15	100	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	100	0.605
9/11/15	100	0.605

Date	Quantity	Price Per Share
9/11/15	100	0.605
9/11/15	200	0.605
9/11/15	100	0.63
9/11/15	8	0.63
9/11/15	100	0.63
9/11/15	300	0.63
9/11/15	592	0.63
9/11/15	100	0.63
9/11/15	100	0.63
9/11/15	2,000	0.61837
9/11/15	100	0.61
9/11/15	100	0.62
9/11/15	100	0.62
9/11/15	100	0.62
9/11/15	100	0.62
9/11/15	100	0.6188
9/11/15	100	0.62
9/11/15	200	0.6105
9/11/15	100	0.62
9/11/15	100	0.62
9/11/15	100	0.6188
9/11/15	100	0.62
9/11/15	100	0.6188
9/11/15	100	0.62
9/11/15	100	0.62
9/11/15	400	0.62
9/11/15	100	0.5901
9/11/15	100	0.5901
9/11/15	1,000	0.5901
9/11/15	100	0.5901
9/11/15	100	0.5901
9/11/15	200	0.5901
9/11/15	200	0.5901
9/11/15	200	0.5901
9/11/15	200	0.5901
9/17/15	1,000	0.62
9/17/15	900	0.62
9/17/15	100	0.62
9/17/15	100	0.6297
9/17/15	100	0.6297
9/17/15	100	0.629
9/17/15	100	0.629
9/17/15	1,000	0.6292
9/17/15	700	0.629
9/17/15	200	0.63

Date	Quantity	Price Per Share
9/17/15	100	0.629
9/25/15	15,000	0.4885475
9/25/15	300	0.4871
9/25/15	100	0.4874
9/25/15	100	0.4874
9/25/15	100	0.4874
9/25/15	100	0.4899
9/25/15	6,174	0.49
9/25/15	100	0.4874
9/25/15	100	0.4874
9/25/15	300	0.4899
9/25/15	100	0.4874
9/25/15	7,126	0.4874
9/25/15	300	0.4874
9/25/15	100	0.4899
9/25/15	10,000	0.489994
9/25/15	100	0.4899
9/25/15	100	0.4899
9/25/15	9,400	0.49
9/25/15	100	0.4899
9/25/15	200	0.4899
9/25/15	100	0.4899
9/25/15	3,000	0.49

(d) Investment advisory clients of Nowacki Asset have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by such investment advisory clients.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of such securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1, Joint Filing Agreement, dated as of October 6, 2015, among Nowacki Partners, Nowacki Capital, Nowacki Asset and Michael Nowacki.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2015

NOWACKI PARTNERS LP

By: Nowacki Capital Management LLC, General Partner

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI CAPITAL MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI ASSET MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

MICHAEL NOWACKI

/s/ Michael Nowacki